Exhibit 23(b)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 expected to be filed January 9, 2007) and related Prospectus of Target Corporation and to the incorporation by reference therein of our reports dated March 29, 2006, with respect to the consolidated financial statements of Target Corporation, Target Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Target Corporation, incorporated by reference in its Annual Report (Form 10-K) for the year ended January 28, 2006, and the related financial statement schedule of Target Corporation included therein, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Minneapolis, Minnesota

January 5, 2007